UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of June 2009
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

       Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated June 1, 2009.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Dated: June 2, 2009

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated June 1, 2009

Exhibit 1

ATK and Elbit Systems Conduct Successful Flight Test of GATR from Helicopter

HAIFA, Israel, June 1 /PRNewswire-FirstCall/ -- Elbit Systems Ltd. (Nasdaq: ESLT) and Alliant Techsystems (NYSE: ATK) announced today that they have successfully conducted flight tests of the Guided Advanced Tactical Rocket (GATR).

In a recent demonstration, conducted in Israel, GATR was deployed from a helicopter using a “lock-on before launch” method to engage an off-boresight target at a range of approximately three (3) kilometers. ATK and Elbit Systems validated flight worthiness, safe separation launch, and autonomous laser designated guided flight through a series of tests. The laser designated guided flight, launched from a standard 2.75 inch launcher, resulted in a direct impact on the target.

Originally announced in July 2008, GATR benefits from a robust design, which combines combat-proven performance, a minimum smoke signature and the reliability of an ATK-produced propulsion system, similar to a system employed on millions of rockets produced for the United States Army. GATR contains a guidance and control system built with the experience of Elbit Systems’ heritage in high-performance laser seekers for the United States and international customers. It employs advanced acquisition, tracking and guidance algorithms to achieve one-meter accuracy against stationary and moving targets. In its tactical configuration, GATR will incorporate an Insensitive Munitions (IM) rocket motor and a family of IM warheads to include blast/fragmentation and penetration. GATR is a low-cost, precision strike weapon that minimizes collateral damage, while providing stand-off deployment against a wide array of target sets.

GATR supports lock-on before or after launch as well as autonomous or remote laser designation. The system can be deployed against targets at ranges of 1.5 to 8+ kilometers from fixed and rotary-wing aircraft.It is compatible with existing 2.75”/70mm launcher hardware. GATR will be particularly effective in urban areas or against targets where a low collateral damage solution is required. The GATR system fills the gap between larger, more expensive guided missiles and the current family of unguided rockets.

About ATK

ATK is a premier aerospace and defense company with more than 18,000 employees in 22 states, Puerto Rico and internationally, and revenues in excess of $4.7 billion. News and information can be found on the Internet at www.atk.com.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications. For additional information, visit www.elbitsystems.com.

ATK

Certain information discussed in this press release constitutes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Although ATK believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Among those factors are: the challenges of developing advanced, precision-fire weapons; changes in governmental spending, budgetary policies and product sourcing strategies; the company’s competitive environment; the terms and timing of awards and contracts; and economic conditions. ATK undertakes no obligation to update any forward-looking statements. For further information on factors that could impact ATK, and statements contained herein, please refer to ATK’s most recent Annual Report on Form 10-K and any subsequent quarterly reports on Form 10-Q and current reports on Form 8-K filed with the U.S. Securities and Exchange Commission.

Elbit Systems

This press release contains forwardlooking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forwardlooking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forwardlooking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forwardlooking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Elbit Systems Contacts:	ATK Contacts:
Dalia Rosen, Corp. Communications	Amanda Covington, Communications
Tel: +972-4-8316784	Tel: 801-779-4625
E-mail: dalia.rosen@elbitsystems.com	Jeff Huebschen, Investor Relations
	E-mail:	amanda.covingotn@atk.com
jeff.huebschen@atk.com

SOURCE ATK; Elbit Systems Ltd.